Exhibit 21.1

EQUITY BANCSHARES, INC.

LIST OF SUBSIDIARIES

Name of Subsidiary	State of Organization
EBHQ, LLC	Kansas
EBAC, LLC	Kansas
ERMI, LLC	Missouri
EQBK Investment Subsidiary, LLC EQBK Reality Holdings, LLC Real Estate Investment Trust, LLC	Missouri Missouri Missouri
Equity Bank	Kansas
FCB Capital Trust II	Delaware
FCB Capital Trust III	Delaware
Community First (AR) Statutory Trust I	Connecticut
American State Bank Statutory Trust I	Delaware
SA Holding, Inc. SA Property, LLC	Kansas Kansas